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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                           Celerity Systems, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ----------------------------------------
                        (Title of Class of Securities)


                                 15100R 10 7
                    ----------------------------------------
                                (CUSIP Number)





                       (Continued on following pages)
                             (Page 1 of 5 Pages)


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---------------------                                         ------------------
CUSIP NO. 15100R 10 7                 13G                     Pages 2 of 5 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1  Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

   Kenneth D.Van Meter
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                    (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Citizenship or Place of Organization

   United States of America
--------------------------------------------------------------------------------
Number of Shares   5    Sole Voting Power
  Beneficially
    Owned by            418,200 (Includes 413,200 shares underlying exercisable
      Each              options).
   Reporting       ------------------------------------------------------------
  Person with      6    Shared Voting Power

                        10,000 (Represents shares owned by Mr. Van Meter's
                        children).
                   ------------------------------------------------------------
                   7    Sole Dispositive Power

                        418,200 (Includes 413,200 shares underlying exercisable
                        options).
                   ------------------------------------------------------------
                   8    Shared Dispositive Power

                        10,000 (Represents shares owned by Mr. Van Meter's children).
                   ------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    428,200 (Includes 413,200 shares of Common Stock subject to currently exercisable stock options. Also includes an aggregate of 10,000 shares of Common Stock owned by Mr. Van Meter's children).
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    / /

--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row 9

    9.5%
--------------------------------------------------------------------------------
12  Type of Reporting Person

    IN
--------------------------------------------------------------------------------


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---------------------                                         ------------------
CUSIP NO. 15100R 10 7                 13G                     Pages 3 of 5 Pages
---------------------                                         ------------------

Item 1(a).     Name of Issuer:

               Celerity Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               c/o Celerity Systems, Inc., 9051 Executive Park Drive, Suite 302, Knoxville, Tennessee 37923

Item 2(a).     Name of Person Filing:

               Kenneth D. Van Meter

Item 2(b).     Address of Principal Office, or if None, Residence:

               c/o Celerity Systems, Inc., 9051 Executive Park Drive, Suite 302, Knoxville, Tennessee 37923

Item 2(c).     Citizenship:

               United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

               15100R 10 7

Item 3.        Because this Statement is not Filed Pursuant to
               Rules 13d-1(b) or 13d-2(b), this Item Is:

               Not Applicable.


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---------------------                                         ------------------
CUSIP NO. 15100R 10 7                 13G                     Pages 4 of 5 Pages
---------------------                                         ------------------

Item 4.        Ownership:

               The following information is as of December 31, 1997:
               (a)  Amount Beneficially Owned: 428,200
               (b)  Percent of Class: 9.5%
               (c)  Number of shares as to which such person has:
                    (i)   sole power to vote or to direct the vote:
                          418,200
                    (ii)  shared power to vote or to direct the vote:
                          10,000
                    (iii) sole power to dispose or to direct the disposition
                          of: 418,200
                    (iv) shared power to dispose or to direct the disposition of: 10,000

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of a Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.


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---------------------                                         ------------------
CUSIP NO. 15100R 10 7                 13G                     Pages 5 of 5 Pages
---------------------                                         ------------------

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 1998



                                        /s/ Kenneth D. Van Meter
                                        --------------------------------
                                        KENNETH D. VAN METER